Exhibit 99.1

Agria Announces $10 Million Share Repurchase Program

HONG KONG, CHINA—June 8, 2016 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that its Board of Directors has authorized a share repurchase program, under which the Company may repurchase up to $10 million of its outstanding American Depositary Shares (“ADSs”) through December 31, 2017.

The repurchases may be made on the open market at prevailing market prices, in privately negotiated transactions, in block trades or through other legally permissible means as determined by Agria’s management, including through Rule 10b5-1 share repurchase plans. The timing and extent of any purchases will depend on market conditions and be in accordance with applicable rules and regulations. Agria’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size. Agria plans to fund repurchases made under this program from its available cash balance.

Agria Executive Chairman Alan Lai commented, “We are pleased with our strategic investment in PGG Wrightson Limited (“PGW”) as we have successfully turned around PGW since 2009. PGW has over the last few years consistently delivered good results and performed well across all lines of its business. We are confident of the growth and strategic opportunities PGW will bring to the Company and our shareholders. Our Board of Directors and senior management strongly believe that the current valuation of Agria shares does not reflect the intrinsic value of the Company and the growth and strategic opportunities of PGW.”

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed and Grain; Crop Protection, Nutrients and Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

The Blueshirt Group

Asia

Gary Dvorchak, CFA

Phone: +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

United States

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com